CHINA YUCHAI INTERNATIONAL LIMITED
16 Raffles Quay #26-00 Hong Leong Building Singapore 048581
Tel : (65) 6220 8411 Fax : (65) 6226 0502
September 7, 2006
Via Edgar and Facsimile (1-202) 942-9636
United States Securities and Exchange Commission
Mail Stop 5546
100 F Street, N.E.
Washington, D.C. 20549

Attention:		Cecilia D. Blye
Chief
Office of Global Security Risk

Peggy Fisher
Assistant Director
Division of Corporation Finance

James Lopez
Division of Corporate Finance

	Re:	China Yuchai International Limited
Form 20-F
Filed July 15, 2005
Response Letter Dated August 4, 2006 (File No. 1-13522)
Ladies and Gentlemen:
Set forth below is China Yuchai International Limited’s (“CYI”) response to the Staff’s comments in Cecilia Blye’s letter dated August 18, 2006. For the Staff’s convenience, the Staff’s comments are set forth before each response.
General
1.	We note your response to prior comments one and two. You state that the concerns about state sponsors of terrorism in the U.S. and elsewhere are inapplicable to either CYI or its affiliates. Please discuss the basis for your view, in light of the investor sentiment evidenced by investor actions including, but not limited to, the legislative initiatives cited in our prior comment two.
1.	CYI notes the Staff’s comment and respectfully submits that CYI does not believe that export sales by its Chinese operating subsidiary, Guangxi Yuchai Machinery Company Limited (“Yuchai”), to Cuba are material to its current, past or anticipated operations or represent a material concern for CYI’s investors, from either a quantitative or qualitative perspective.
In response to the Staff’s previous comments, CYI has already included the following disclosure in its Form 20-F for the fiscal year ended December 31, 2005 (Item 4. Information on the Company — Business Overview — Sales, Marketing and Services) relating to its export markets (including Cuba) generally, as well as the memorandum of understanding signed on March 31, 2006 between Yuchai, a Chinese export agency and representatives of the Cuban Ministry of Transportation, in particular:
“Vietnam, Saudi Arabia, Taiwan, Cuba and Kazakhstan (in descending order) represented Yuchai’s top five export markets in 2005 in terms of number of units. In particular, Yuchai exported 130, 510 and 339 diesel engine units to Cuba in 2003, 2004 and 2005, respectively. In April 2006, Yuchai signed a memorandum of understanding with the Cuban government for the export by Yuchai of approximately 20,000 diesel engines over the next four years. Yuchai does not expect that sales pursuant to this memorandum of understanding will have a material impact on its unit production or sales revenue.”
However, the sales revenue contributed by exports to Cuba represented only 0.06%, 0.20% and 0.11% of Yuchai’s total sales revenue in fiscal 2003, 2004 and 2005, respectively. Given the de minimis nature of the amounts involved, CYI does not believe that its export sales to Cuba have constituted a material investment risk to its security holders. Accordingly, CYI believes that no specific disclosure about this export data is required to be included in its annual report on Form 20-F for the fiscal year ended December 31, 2005.
CYI acknowledges that investor awareness in the United States and elsewhere has been heightened in recent years regarding investment in companies which have dealings with state sponsors of terrorism. However, given the de minimis nature of CYI’s dealings with Cuba, CYI respectfully submits that it firmly believes that such concerns are inapplicable to either CYI or its affiliates.
2.	We note your response to prior comment three and the data concerning North Korean sales by Henan Xinfei Elelctric Co., Ltd. as a percentage of Xinfei’s total sales. Please discuss the factors underlying your view that your indirect contacts with North Korea through Xinfei are immaterial to you in quantitative and qualitative terms. In this regard, we reiterate our request that you address specifically the impact Xinfei’ North Korean contacts may have on your reputation and share value. Your expanded materiality analysis also should address the relevance to you of the Xinfei unit and revenue data you supplied.
2.	The sales revenue contributed by sales to North Korea by Henan Xinfei Electric Co., Ltd. (“Xinfei”), a subsidiary of CYI’s parent company, Hong Leong Asia Limited (“HLA”), for fiscal years 2003, 2004 and 2005 represented only 0.14%, 0.78% and 0.77%, respectively, of Xinfei’s total sales revenue in fiscal 2003, 2004 and 2005. The principal products which Xinfei exports are household refrigerators, as well as other consumer electrical appliances. These export sales by CYI’s sister company are immaterial in both quantitative and qualitative terms to CYI. Given the de minimis nature of these sales consisting principally of consumer electrical appliances by a sister company of CYI, CYI does not believe that these dealings are material to CYI or its share value, and therefore do not require specific disclosure in CYI’s periodic filings.
3.	We note from public media reports that you have operations, sales or other contacts with the Middle East and Africa. Please identify for us the countries in these regions where you have operations or contacts. We may have further comment.
3.	CYI confirms to the Staff that a very small number of diesel engines manufactured by its Chinese operating subsidiary, Yuchai, were exported by Yuchai to Turkey in fiscal 2005: 7 units of diesel engines for a total amount of US$28,135. In the current fiscal year, a similarly small number of diesel engines have been exported by Yuchai to Turkey and Egypt. There were no such sales to Egypt in fiscal 2005. CYI does not believe that these sales are material to its current, past and anticipated operations or to its security holders.
If you have any questions or comments, please do not hesitate to contact Mr. Philip Ting Sii Tien at (65) 6220 8411.

Respectfully submitted,

/s/ Philip Ting Sii Tien

Philip Ting Sii Tien Director and Chief Financial Officer

cc:	Ms. Sheila Murugasu, China Yuchai International Limited Mr. Michael Sturrock, Latham & Watkins LLP, Singapore

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